UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	October 29, 2009	Announcement of Revisions to the Forecast of Financial Results for the Fiscal Year Ending March 31, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: October 29, 2009

EXHIBIT 1
[Translation]
October 29, 2009
     To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Masaya Wakabayashi, General Manager, Corporate Planning
(Telephone: 075-682-1028)
Announcement of Revisions to the Forecast of Financial Results for the Fiscal Year Ending March 31, 2010
     In accordance with the current developments of our business, we are revising our forecast of financial results for the fiscal year ending March 31, 2010 (April 1, 2009 - March 31, 2010), which was announced on May 8, 2009 upon the release of Consolidated Business Results for the Fiscal Year ended March 31, 2009, as follows:
1.	Revised Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2010 (April 1, 2009 - March 31, 2010)

(U.S. accounting basis)		(Unit: millions of yen and %, unless otherwise indicated)
					Net Income
					per Share
				Net Income	Attributable to
		Operating	Pre-tax Net	Attributable to	Shareholders
	Sales	Income	Income	Shareholders	(in Yen)
Previous Forecast (“A”)	171,000	7,200	5,800	3,800	27.06
Revised Forecast (“B”)	167,000	3,800	3,100	2,100	14.73
Difference (“C”) (B - A)	(4,000)	(3,400)	(2,700)	(1,700)	—
Percent Change (C / A) (%)	(2.3)%	(47.2)%	(46.6)%	(44.7)%	—
(Reference)
Results for Previous Fiscal Year ended March 31, 2009	172,276	10,129	7,627	5,230	36.75
2.	Reasons for Revisions
(i)	The financial results of Lecien, which became a wholly owned subsidiary of Wacoal Holdings as of August 17, 2009, are included in our consolidated financial statements from August 1, 2009. Lecien’s current fiscal year is from April 1, 2009 until March 31, 2010.

(ii)	The global economic recession which continues from the previous fiscal year is significantly affecting our business results and has caused our core distribution markets in Japan and overseas to deteriorate more than we initially expected. We see no signs of significant improvements in these conditions for the second half of this fiscal year, and we expect such conditions to have a significant impact on our results for this fiscal year.
(Note)	The foregoing forecast of financial results has been prepared based on information available as of the date of this release and may vary from actual results due to various circumstances arising after the date hereof.

Cautionary Statement regarding Forward Looking Statements
     Statements made in this announcement regarding Wacoal Holdings’ or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal Holdings’ and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability in fiscal year ending March 31, 2010, are subject to various risks, uncertainties and other factors that could cause Wacoal Holdings’ actual results to differ materially from those contained in any forward-looking statement.
     These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to implement our CAP 21 strategic plan through strategic investments, acquisitions and other initiatives; our ability to effectively manage our inventory levels; our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs; effects of seasonality on our business and performance; risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, changes in exchange rates, differing protection of intellectual property and public health crises; risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.